UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER (12) G
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  333-108551-03

Asset Backed Funding Corporation

(Exact Name of Registrant as Specified in its Charter)

214 North Tryon St., Charlotte, NC  28255;   704-386-2400

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Asset-Backed Funding Corporation
2004-CB1 Trust
C-BASS Mortgage Loan Asset-Backed Certificates, Series 2004-CB1

(Title of each class of securities covered by this form)

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15 (d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)	[ ]	Rule 12h-3 (b) (1) (i)	[ X ]
Rule 12g-4 (a) (1) (ii)	[ ]	Rule 12h-3 (b) (1) (ii)	[ ]
Rule 12g-4 (a) (2) (i)	[ ]	Rule 12h-3 (b) (2) (i)	[ ]
Rule 12g-4 (a) (2) (ii)	[ ]	Rule 12h-3 (b) (2) (ii)	[ ]
		Rule 15d-6	[ X ]

Approximate number of holders of record as of the certification or notice date:   Thirty-Six (36)

Pursuant to the requirements of the Securities Exchange Act of 1934,  Asset Backed Funding Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By:  U.S. Bank National Association, as  Trustee  for:

Asset-Backed Funding Corporation

2004-CB1 Trust

C-BASS Mortgage Loan Asset-Backed Certificates, Series 2004-CB1

By:

/s/ Sheryl Christopherson

Name:

Sheryl Christopherson

Title:

Vice President

Date:  24-Jan-05

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.